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                    -------------------------------


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)*


                        MACE SECURITY INTERNATIONAL, INC.
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                                (Name of Issuer)


                          Common Stock, $.01 par value
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                         (Title of Class of Securities)


                                   554-335-109
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                                 (CUSIP Number)


                             David Alan Miller, Esq.
                            Graubard Mollen & Miller
                                600 Third Avenue
                          New York, New York 10016-2097
                            Telephone: (212) 818-8800
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   Name, Address and Telephone Number of Persons Authorized to Receive Notices
                              and Communications)


                                December 31, 1997
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 6 Pages

                                  SCHEDULE 13D

CUSIP No.  554-335-109                                      Page 2 of 6 Pages
---------------------------                              -----------------------
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1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                   Ronald I. Heller
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                     (a) |_|
                                                                     (b) |_|
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3         SEC USE ONLY

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4         SOURCE OF FUNDS (SEE INSTRUCTIONS)

                   PF
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5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)

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6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
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                    |         7        SOLE VOTING POWER
                    |
                    |                   445,375 Shares
         NUMBER OF  |-----------------------------------------------------------
          SHARES    |         8        SHARED VOTING POWER
       BENEFICIALLY |
         OWNED BY   |                         0 Shares
           EACH     |-----------------------------------------------------------
         REPORTING  |         9        SOLE DISPOSITIVE POWER
          PERSON    |
           WITH     |                   445,375 Shares
                    |-----------------------------------------------------------
                    |         10       SHARED DISPOSITIVE POWER
                    |
                    |                         0 Shares
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   445,375 Shares
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12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)

                   X - See Item 5
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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   6.3%
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14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                   IN
--------------------------------------------------------------------------------

CUSIP No.  554-335-109                                     Page 3 of 6 Pages
-------------------------                             --------------------------


Item 1.           Security and Issuer

     The class of equity securities to which this statement relates is the common stock, par value $.01 per share, of Mace Security International, Inc. (the "Issuer"), a Delaware corporation, whose principal executive offices are located at 160 Benmont Avenue, Bennington, Vermont 05201 (the "Common Stock").

     The percentage of beneficial ownership reflected in this Statement is based upon 7,081,666 shares of Common Stock outstanding at September 30, 1997, which number has been obtained from the Issuer's filings with the Securities and Exchange Commission.

Item 2.           Identity and Background

                  (a)      Name:  This statement is filed on behalf of Ronald
I. Heller ("Heller").

                  (b) Business Address: Heller has a business address of c/o M.H. Meyerson & Co., Inc., 525 Washington Boulevard, 34th Floor, Jersey City, New Jersey 07310.

                  (c) Principal Business: Heller is principally engaged in the investment banking business for M.H. Meyerson & Co., Inc. ("Meyerson"), an investment banking firm with its offices at 525 Washington Boulevard, 34th Floor, Jersey City, New Jersey 07310.

                  (d) During the last five years,  Heller has not been convicted
in  any  criminal   proceeding   (excluding   traffic   violations   or  similar
misdemeanors).

                  (e) During the last five years, Heller has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order against him enjoining him from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, except that Heller consented to certain findings by the Market Surveillance Committee ("MSC") of the National Association of Securities Dealers ("NASD"). Specifically, effective January 17, 1994, Heller consented to findings that R.H. Damon & Co., Inc. ("RHD"), an investment banking firm of which Heller was a principal, distributed shares of Star Classic, Inc. in violation of certain NASD rules at a time when RHD acted as one of that public company's common stock's numerous market makers. While it was noted that such violations occurred without scienter on Heller's part and that the transactions in question were made in a negotiated, large block transaction accomplished through the over-the-counter market at prices believed by RHD to be the then current market prices, the MSC stated that RHD was negligent to make such transactions without first withdrawing from market making activities for the requisite period of time. It was also found that certain of RHD's compliance procedures were inadequate and, although Heller had passed the Series 24 principals' examination, for a period of time before passing such examination, he served as the principal supervising RHD's trading. Heller consented to receiving a $20,000 fine, a two-week suspension from being associated with an NASD member firm in any capacity and a two-month suspension from being associated with an NASD member firm in a principal capacity, which latter suspension ended on March 17, 1994.

CUSIP No.  554-335-109                                       Page 4 of 6 Pages
----------------------------                              ----------------------


                  (f)      Heller is a citizen of the United States.

Item 3.           Source and Amount of Funds or Other Consideration

                  Heller  used  personal   funds  to  purchase  the   securities
described below in Item 5(c).

Item 4.           Purpose of Transactions

                  Heller has acquired the securities specified in Item 5(c) of this Schedule 13D in order to obtain equity positions in the Issuer for investment purposes. Heller may acquire or dispose of additional shares of the Issuer, but does not presently intend to do so, although this intention may change depending upon market conditions. Heller has no present plans that relate to or would result in: an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's business or corporate structure; changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities and Exchange Act of 1934; or any action similar to the above.

Item 5.           Interest in Securities of the Issuer

                  (a) The Ronald I. Heller Individual Retirement Account ("IRA"), of which Heller is the grantor, directly owns 445,375 shares of Common Stock. Joyce Heller, Heller's wife, directly owns 250,000 shares of Common Stock. Although Heller disclaims any voting or investment powers over the shares owned by his wife, Heller may be deemed to beneficially own such shares pursuant to interpretations of the Securities and Exchange Commission. Accordingly, Heller may be deemed to beneficially own 695,375 shares of the Issuer's Common Stock, or approximately 9.8% of the outstanding shares of Common Stock.

                  (b) Heller has sole voting and dispositive power over the 445,375 shares of Common Stock held by the IRA. Heller's wife has sole voting and dispositive power over the 250,000 shares of Common Stock that she owns.

                  (c) On December 30, 1997, (i) Heller purchased 250,000 shares of Common Stock at a price of $.60 per share from Robert Gould in a private transaction, and (ii) Heller's wife purchased 250,000 shares of Common Stock at a price of $.60 per share from Robert Gould in a private transaction. On December 31, 1997, (i) Heller purchased 125,000 shares of Common Stock at a price of $.60 per share from Jon E. Goodrich in a private transaction, and (ii) Heller purchased 70,375 shares at Common Stock at a price of $.60 per share from Phyllis Gould in a private transaction.

CUSIP No.  554-335-109                                       Page 5 of 6 Pages
--------------------------                                ----------------------


                  (d)      Not applicable.

                  (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

                  Not applicable.

Item 7.           Material to be Filed as Exhibits

                  Not applicable.


           The balance of this page has been left blank intentionally.

CUSIP No.  554-335-109                                     Page 6 of 6 Pages
---------------------------                            -------------------------


                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 12, 1998



                                                By:  /s/ Ronald I. Heller
                                                   -------------------------
                                                       Ronald I. Heller